

December 3, 2013

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> **Re:** **Griffin-American Healthcare REIT III, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed November 8, 2013**
> **File No. 333-186073**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Co-Sponsors, page 8

1. Please disclose when American Healthcare Investors was founded and clarify, if true, that it was founded in connection with the transition of advisory and dealer manager services from affiliates of Grubb & Ellis Company. Please briefly describe the business reasons for this transition of advisory and dealer manager services, quantify any fees or termination payments associated with the transition and disclose when the transition of services was completed.

Conflicts of Interest, page 10

2. We note your disclosure on page 113 that GA Healthcare REIT II's advisor, which is an affiliate of your advisor, has granted to GA Healthcare REIT II a right of first refusal on all medical and healthcare real estate assets that fit within the investment objectives of GA Healthcare REIT II. Please revise your summary to (i) include this information, (ii)

clarify, if true, that GA Healthcare REIT II has the same investment objectives as you, (iii) disclose when you anticipate this right of first refusal will expire and (iv) describe how it will impact your investment opportunities. Please also provide applicable risk factor disclosure.

Compensation to Our Advisor, Our Dealer Manager and Their Affiliates, page 11

3.   We note you have agreed to reimburse your advisor or its affiliates for organizational and offering expenses. Please revise to disclose the amount of organizational and offering expenses incurred to date by you, your advisor or its affiliates.

Prior Performance Tables, page A-1

Table III, page A-4

4.   We note cash distributions to investors exceeded the cash from operating activities for each year. Please revise to identify the other sources of distributions, such as offering proceeds and/or debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel